Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

July 11, 2014

FILED VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the "Trust"), on behalf of its series,
Lyrical U.S. Hedged Value Fund (the "Fund")
File Nos. 811-22680; 333-180308
Response to Staff's Comments on Form N-1A

Ladies and Gentlemen:

Ms. Stephanie D Hui of the staff of the Securities and Exchange Commission (the "Commission") provided comments on the Trust's Response Letter dated July 8, 2014, which Response Letter was to earlier comments on Post-Effective Amendment No. 21.  Set forth below is the comment provided by the Commission staff and the Trust's response:

FUND NAME

COMMENT 1:	Use of the name "Lyrical U.S. Hedged Value Fund" suggests the Fund will invest in U.S. securities and therefore requires the Fund to adopt a policy regarding investments as required by Rule 35d-1(2) of the Investment Company Act of 1940.

RESPONSE:	The following disclosure has been added to the Prospectus:

Principal Investment Strategies (p. 4), the following sentence has added at the end of the first paragraph:

"Under normal circumstances, the Fund will invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in common stocks traded on a United States securities exchange."

Investment Strategies (p. 10), the following sentences have been added at the end of the first paragraph:

"Under normal circumstances, the Fund will invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in common stocks traded on a United States securities exchange.  The foregoing policy may be changed upon at least 60 days prior written notice to shareholders."

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3451 if you have any questions.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary